FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for March 2019

On a YoY basis, passenger traffic increased 3.2% in Mexico, 16.4% in Puerto Rico and 15.4% in Colombia

Mexico City, April 3, 2019 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for March 2019 increased 7.4% when compared to March 2018. Passenger traffic rose 3.2% in Mexico, 16.4% in Puerto Rico and 15.4% in Colombia.

This announcement reflects comparisons between March 1 through March 31, 2019 and 2018. As well as figures for 2019.Transit and general aviation passengers are excluded for Mexico and Colombia. During 2019, the impact of Holy Week on passenger traffic in Mexico will begin on April 12, while in 2018 it began on March 23.

The recovery in passenger traffic at San Juan Airport, Puerto Rico reflects the impact of Hurricane Maria, which hit the island on September 21, 2017.

Passenger Traffic Summary
	March		% Chg	Year to date		% Chg
	2018	2019		2018	2019
Mexico	3,087,295	3,187,543	3.2	8,521,916	8,723,229	2.4
Domestic Traffic	1,238,621	1,273,239	2.8	3,458,958	3,610,761	4.4
International Traffic	1,848,674	1,914,304	3.6	5,062,958	5,112,468	1.0
San Juan, Puerto Rico	705,388	821,110	16.4	1,858,298	2,300,508	23.8
Domestic Traffic	637,966	740,334	16.0	1,682,957	2,072,825	23.2
International Traffic	67,422	80,776	19.8	175,341	227,683	29.9
Colombia	791,617	913,634	15.4	2,384,826	2,746,037	15.1
Domestic Traffic	667,404	786,130	17.8	2,012,117	2,344,772	16.5
International Traffic	124,213	127,504	2.6	372,709	401,265	7.7
Total Traffic	4,584,300	4,922,287	7.4	12,765,040	13,769,774	7.9
Domestic Traffic	2,543,991	2,799,703	10.1	7,154,032	8,028,358	12.2
International Traffic	2,040,309	2,122,584	4.0	5,611,008	5,741,416	2.3

ASUR Page 1 of 3

Mexico Passenger Traffic
		March		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		1,238,621	1,273,239	2.8	3,458,958	3,610,761	4.4
CUN	Cancun	663,306	662,386	(0.1)	1,829,258	1,899,183	3.8
CZM	Cozumel	13,939	15,138	8.6	36,255	39,988	10.3
HUX	Huatulco	55,707	56,913	2.2	161,633	167,564	3.7
MID	Merida	180,306	204,139	13.2	509,061	570,684	12.1
MTT	Minatitlan	14,716	11,657	(20.8)	43,662	33,835	(22.5)
OAX	Oaxaca	72,339	82,314	13.8	209,887	219,593	4.6
TAP	Tapachula	24,649	29,443	19.4	69,994	85,681	22.4
VER	Veracruz	115,324	113,363	(1.7)	318,956	315,362	(1.1)
VSA	Villahermosa	98,335	97,886	(0.5)	280,252	278,871	(0.5)
International Traffic		1,848,674	1,914,304	3.6	5,062,958	5,112,468	1.0
CUN	Cancun	1,727,020	1,783,841	3.3	4,715,943	4,760,221	0.9
CZM	Cozumel	57,630	62,087	7.7	141,459	148,659	5.1
HUX	Huatulco	24,195	27,162	12.3	84,314	82,612	(2.0)
MID	Merida	22,039	21,116	(4.2)	63,334	59,574	(5.9)
MTT	Minatitlan	476	525	10.3	1,571	1,774	12.9
OAX	Oaxaca	8,131	12,081	48.6	27,381	35,855	30.9
TAP	Tapachula	1,137	732	(35.6)	4,295	3,138	(26.9)
VER	Veracruz	4,966	5,240	5.5	15,542	15,965	2.7
VSA	Villahermosa	3,080	1,520	(50.6)	9,119	4,670	(48.8)
Traffic Total Mexico		3,087,295	3,187,543	3.2	8,521,916	8,723,229	2.4
CUN	Cancun	2,390,326	2,446,227	2.3	6,545,201	6,659,404	1.7
CZM	Cozumel	71,569	77,225	7.9	177,714	188,647	6.2
HUX	Huatulco	79,902	84,075	5.2	245,947	250,176	1.7
MID	Merida	202,345	225,255	11.3	572,395	630,258	10.1
MTT	Minatitlan	15,192	12,182	(19.8)	45,233	35,609	(21.3)
OAX	Oaxaca	80,470	94,395	17.3	237,268	255,448	7.7
TAP	Tapachula	25,786	30,175	17.0	74,289	88,819	19.6
VER	Veracruz	120,290	118,603	(1.4)	334,498	331,327	(0.9)
VSA	Villahermosa	101,415	99,406	(2.0)	289,371	283,541	(2.0)

Passenger Traffic, San Juan Airport (LMM)
		March		% Chg	Year to date		% Chg
		2018	2019		2018	2019
SJU Total		705,388	821,110	16.4	1,858,298	2,300,508	23.8
Domestic Traffic		637,966	740,334	16.0	1,682,957	2,072,825	23.2
International Traffic		67,422	80,776	19.8	175,341	227,683	29.9

Colombia Passenger Traffic Airplan
		March		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		667,404	786,130	17.8	2,012,117	2,344,772	16.5
MDE	Rionegro	469,935	568,627	21.0	1,402,237	1,692,587	20.7
EOH	Medellin	81,377	87,492	7.5	249,939	257,559	3.0
MTR	Monteria	66,468	74,310	11.8	208,764	234,111	12.1
APO	Carepa	15,399	18,519	20.3	44,920	49,439	10.1
UIB	Quibdo	27,772	29,618	6.6	85,487	87,065	1.8
CZU	Corozal	6,453	7,564	17.2	20,770	24,011	15.6
International Traffic		124,213	127,504	2.6	372,709	401,265	7.7
MDE	Rionegro	124,213	127,504	2.6	372,709	401,265	7.7
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		791,617	913,634	15.4	2,384,826	2,746,037	15.1
MDE	Rionegro	594,148	696,131	17.2	1,774,946	2,093,852	18.0
EOH	Medellin	81,377	87,492	7.5	249,939	257,559	3.0
MTR	Monteria	66,468	74,310	11.8	208,764	234,111	12.1
APO	Carepa	15,399	18,519	20.3	44,920	49,439	10.1
UIB	Quibdo	27,772	29,618	6.6	85,487	87,065	1.8
CZU	Corozal	6,453	7,564	17.2	20,770	24,011	15.6

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

-	END -

ASUR Page 3 of 3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 3, 2019